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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 8 )*

MOHAWK INDUSTRIES, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
60819010
(CUSIP Number)
Mr. Jeffrey S. Lorberbaum
2001 Antioch Road
Dalton, Georgia 30721
(706) 277-1100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 3, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	60819010	Page	2	of	15

1	NAMES OF REPORTING PERSONS:

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Jeffrey S. Lorberbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		9,166,194

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,937,565

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,166,194

WITH	10	SHARED DISPOSITIVE POWER:

		2,937,565

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	12,103,759

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.8% [Based upon 67,976,792 shares of Common Stock outstanding as of February 21, 2007 as disclosed in Mohawk’s Annual Report on Form 10-K for the year ended December 31, 2006.]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	60819010	Page	3	of	15

1	NAMES OF REPORTING PERSONS:

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Mark Lorberbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		14,315

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,937,565

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		14,315

WITH	10	SHARED DISPOSITIVE POWER:

		2,937,565

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,951,880

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.3% [Based upon 67,976,792 shares of Common Stock outstanding as of February 21, 2007 as disclosed in Mohawk’s Annual Report on Form 10-K for the year ended December 31, 2006.]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	60819010	Page	4	of	15

1	NAMES OF REPORTING PERSONS:

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Suzanne L. Helen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		5,100

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,937,565

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,100

WITH	10	SHARED DISPOSITIVE POWER:

		2,937,565

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,076,689

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.3% [Based upon 67,976,792 shares of Common Stock outstanding as of February 21, 2007 as disclosed in Mohawk’s Annual Report on Form 10-K for the year ended December 31, 2006.]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	60819010	Page	5	of	15

1	NAMES OF REPORTING PERSONS:

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	The Alan S. Lorberbaum Family Foundation 58-6368036

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		201,961

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		201,961

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	201,961

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	.3% [Based upon 67,976,792 shares of Common Stock outstanding as of February 21, 2007 as disclosed in Mohawk’s Annual Report on Form 10-K for the year ended December 31, 2006.]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	60819010	Page	6	of	15

1	NAMES OF REPORTING PERSONS:

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Aladdin Partners, L.P. 58-2237243

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		8,798,633

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,798,633

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,798,633

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.9% [Based upon 67,976,792 shares of Common Stock outstanding as of February 21, 2007 as disclosed in Mohawk’s Annual Report on Form 10-K for the year ended December 31, 2006.]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	60819010	Page	7	of	15

1	NAMES OF REPORTING PERSONS:

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	ASL Management Corporation 58-2235816

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		8,798,633

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,798,633

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,798,633

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.9% [Based upon 67,976,792 shares of Common Stock outstanding as of February 21, 2007 as disclosed in Mohawk’s Annual Report on Form 10-K for the year ended December 31, 2006.]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	60819010	Page	8	of	15

1	NAMES OF REPORTING PERSONS:

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	JMS Group Limited Partnership 58-2543689

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		2,735,604

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,735,604

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,735,604

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.0% [Based upon 67,976,792 shares of Common Stock outstanding as of February 21, 2007 as disclosed in Mohawk’s Annual Report on Form 10-K for the year ended December 31, 2006.]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	60819010	Page	9	of	15

1	NAMES OF REPORTING PERSONS:

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	SJL Management Company, LLC 58-2541963

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		2,735,604

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,735,604

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,735,604

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.0% [Based upon 67,976,792 shares of Common Stock outstanding as of February 21, 2007 as disclosed in Mohawk’s Annual Report on Form 10-K for the year ended December 31, 2006.]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	60819010	Page	10	of	15

1	NAMES OF REPORTING PERSONS:

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Cuddy Holdings LP 46-0509050

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		140,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		140,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	140,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	.2% [Based upon 67,976,792 shares of Common Stock outstanding as of February 21, 2007 as disclosed in Mohawk’s Annual Report on Form 10-K for the year ended December 31, 2006.]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	60819010	Page	11	of	15

1	NAMES OF REPORTING PERSONS:

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Helm Management Corporation 75-3088381

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		140,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		140,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	140,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	.2% [Based upon 67,976,792 shares of Common Stock outstanding as of February 21, 2007 as disclosed in Mohawk’s Annual Report on Form 10-K for the year ended December 31, 2006.]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010	Page 12 of 15 Pages
AMENDMENT NO. 7 TO SCHEDULE 13D
     This Amendment No. 8 to Schedule 13D is being jointly filed by Jeffrey S. Lorberbaum, Mark Lorberbaum (ceased employment with Mohawk in February 2006), Suzanne L. Helen, Aladdin Partners, L.P., ASL Management Corporation, JMS Group Limited Partnership, SJL Management Company, LLC, The Alan S. Lorberbaum Family Foundation, Cuddy Holdings LP and Helm Management Corporation (joint filers, together, referred to as the “Reporting Persons”), pursuant to a Joint Filing Agreement dated March 7, 2003, to amend, in accordance with Rule 101(a)(2)(ii) of Regulation S-T, the Statement on Schedule 13D jointly filed on March 7, 1994, as amended by Amendment No. 1 filed on April 6, 1994, as amended by Amendment No. 2 filed on February 7, 1995, as amended by Amendment No. 3 filed on June 28, 1996, as amended by Amendment No. 4 filed on February 25, 1998, as amended by Amendment No. 5 filed on January 18, 2002, as amended by Amendment No. 6 filed on March 10, 2003 and as amended by Amendment No. 7 filed on December 3, 2003 (this Amendment No. 8 and the previous filings on Schedule 13D herein referred to as the “Schedule 13D”). The original filing and Amendment Nos. 1 through 4 were filed by Alan S. Lorberbaum (deceased as of September 4, 2006), Shirley Lorberbaum (deceased), Jeffrey S. Lorberbaum, Mark Lorberbaum, Suzanne L. Helen, S.H. Sharpe, Joseph Yarbrough, The Jeffrey Lorberbaum Life Trust, The Mark Lorberbaum Life Trust, The Suzanne L. Helen Life Accumulation Trust, Stephen Sharpe, Lynne Mozley, The Lauren A. Lorberbaum Accumulation Trust, The Brian Lorberbaum Accumulation Trust, The Katherine N. Helen Accumulation Trust, The Jan Erik Helen Accumulation Trust, Barry L. Hoffman, Aladdin Partners, L.P., and ASL Management Corporation pursuant to a joint Filing Agreement dated as of March 7, 1994. Alan S. Lorberbaum (deceased), Shirley Lorberbaum (deceased), S.H. Sharpe, Joseph Yarbrough, The Jeffrey Lorberbaum Life Trust, The Mark Lorberbaum Life Trust, The Suzanne L. Helen Life Accumulation Trust, Stephen Sharpe, Lynne Mozley, The Lauren A. Lorberbaum Accumulation Trust, The Brian Lorberbaum Accumulation Trust, The Katherine N. Helen Accumulation Trust, The Jan Erik Helen Accumulation Trust and Barry L. Hoffman are no longer considered part of the “group” for reporting on a Schedule 13D.
     Amendment No. 8 to the Schedule 13D is being filed to amend information provided in Item 5 primarily related to a disposition transactions by Aladdin Partners, L.P. pursuant to a Rule 10b5-1 Trading Plan. Reference is made to previously filed amendments to the Schedule 13D for information in Items not appearing in this filing as a result of there being no changes in those Items.
Item 5. Interest in Securities of the Issuer.
     Item 5 is amended and supplemented by replacing the information previously filed with the following:
     (a) (b) Schedule I hereto sets forth the number of shares of Common Stock owned of record and which may be deemed to be beneficially owned by each of the Reporting Persons, and is incorporated herein by this reference.
     In the aggregate, the Reporting Persons may be deemed beneficially to own 12,325,135 shares of Common Stock, or 18.1% (based upon 67,976,792 shares of Common Stock outstanding as of February 21, 2007 as disclosed in Mohawk’s Annual Report on Form 10-K for the year ended December 31, 2006 plus

CUSIP NO. 60819010	Page 13 of 15 Pages
exercisable options held by Jeffrey). Each Reporting Person listed in Item 5(a) hereby expressly declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of any of the listed securities, except with respect to shares of Common Stock for which each Reporting Person has sole voting and dispositive power unless otherwise stated herein or that the Reporting Persons are a “group” pursuant to Section 13(d)(3) of the Exchange Act.
     (c) Item 5(c) is amended and supplemented by the information previously filed under this item with the following:
     On December 18, 2003 the Partnership Agreement of Aladdin Partners was amended to, among other revisions, distribute 51,562 shares of Mohawk common stock to the S.H. Sharpe Grandchildren Trust (“Trust”) in liquidation of the Trust’s limited partner interest in Aladdin Partners. On March 9, 2006 Aladdin Partners adopted a 10b5-1 Trading Plan. Under the Trading Plan, Aladdin Partners sold in the open market 120,000 shares from 3/15/2006 to 3/29/2006 at prices ranging from $85.7624 to $87.8 and 929,805 shares from 2/1/2007 to 2/20/2007 at prices ranging from $85.006 to $93.5637. Aladdin Partners holds 8,798,633 shares as of the date of this report.
     As of the date of this report, Jeffrey S. Lorberbaum has direct beneficial ownership (and thus sole voting/disposition power) of 206,567 shares of Common Stock. Most of the increase in the shares held were the result of several option exercises on April 27, 2005 of 84,126 shares (net of shares surrendered to Mohawk for the payment of the exercise price and the payment of withholding taxes). Other additions include 11,210 shares awarded under Mohawk’s Equity Incentive Plan. Jeffrey S. Lorberbaum currently holds options to purchase 31,500 shares of which options to purchase 20,800 shares are exercisable within 60 days of this report.
     In June 2005, Mark Lorberbaum sold an aggregate of 23,650 shares of Mohawk Common Stock at prices ranging from $84.00 to $84.56 per share. He currently has direct beneficial ownership (and thus sole voting/disposition power) of 10,500 shares of Common Stock and 3,815 shares in his Mohawk 401(k) plan.
     During February through March of 2005, Suzanne L. Helen sold an aggregate of 93,535 shares of Mohawk Common Stock at prices ranging from $80.00 to $80.1011 per share. She currently has direct beneficial ownership (and thus sole voting/disposition power) of 5,100 shares of Common Stock.
     Since the filing of Amendment No. 7 to the Schedule 13D, The Alan S. Lorberbaum Family Foundation has either gifted or sold for donation of the proceeds an aggregate of 40,489 shares for the benefit of unrelated third party charitable beneficiaries.

CUSIP NO. 60819010	Page 14 of 15 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2007

/s/ JEFFREY S. LORBERBAUM

JEFFREY S. LORBERBAUM

/s/ DONALD E. MEYER, POA FOR MARK LORBERBAUM

MARK LORBERBAUM

/s/ SUZANNE L. HELEN

SUZANNE L. HELEN

THE ALAN S. LORBERBAUM FAMILY FOUNDATION

	By	/s/ SUZANNE L. HELEN
SUZANNE L. HELEN, CHAIR PERSON

CUDDY HOLDINGS LP

	By	/s/ JEFFREY S. LORBERBAUM HELM MANAGEMENT CORPORATION GENERAL PARTNER JEFFREY S. LORBERBAUM, PRESIDENT OF HELM MANAGEMENT CORPORATION

HELM MANAGEMENT CORPORATION

	By	/s/ JEFFREY S. LORBERBAUM JEFFREY S. LORBERBAUM, PRESIDENT

CUSIP NO. 60819010	Page 15 of 15 Pages

ALADDIN PARTNERS, L.P.

By ASL MANAGEMENT CORPORATION, GENERAL PARTNER

By	/s/ JEFFREY S. LORBERBAUM
JEFFREY S. LORBERBAUM, CHIEF EXECUTIVE OFFICER

ASL MANAGEMENT CORPORATION

By	/s/ JEFFREY S. LORBERBAUM
JEFFREY S. LORBERBAUM, CHIEF EXECUTIVE OFFICER

JMS GROUP LIMITED PARTNERSHIP

By SJL MANAGEMENT COMPANY, LLC, GENERAL PARTNER

By	/s/ JEFFREY S. LORBERBAUM
JEFFREY S. LORBERBAUM, MEMBER

SJL MANAGEMENT COMPANY, LLC

By	/s/ JEFFREY S. LORBERBAUM
JEFFREY S. LORBERBAUM, MEMBER

CUSIP NO. 60819010
1
SCHEDULE I

	Beneficial		Percent of	Sole Voting and		Shared Voting and
Name	Ownership(1)		Outstanding(2)	Dispos. Power		Dispos. Power(3)
Jeffrey Lorberbaum	12,103,759	(4)	17.8%	9,166,194	(5)	2,937,565	(6)
Mark Lorberbaum	2,951,880	(7)	4.3%	14,315	(8)	2,937,565	(6)
Suzanne L. Helen	2,942,665	(9)	4.3%	5,100		2,937,565	(6)
The Alan S. Lorberbaum Family Foundation	201,961		.3%	201,961		0
Aladdin Partners, L.P.	8,798,633		12.9%	8,798,633		0
ASL Management Corporation	8,798,633	(10)	12.9%	8,798,633	(10)	0
JMS Group Limited Partnership	2,735,604		4.0%	2,735,604		0
SJL Management Company,LLC	2,735,604	(11)	4.0%	2,735,604	(11)	0
Cuddy Holdings LP	140,000		.2%	140,000		0
Helm Management Corporation	140,000	(12)	.2%	140,000		0

(1)	Shares of Common Stock which may be deemed to be beneficially owned by each Reporting Person. The Reporting Persons disclaim beneficial ownership of certain of these shares, as is more fully set forth in Item 5 of this schedule.

CUSIP NO. 60819010
2
(2)	Based upon 67,976,792 shares of Common Stock outstanding as of February 21, 2007 as disclosed in Mohawk’s Annual Report on Form 10-K for the year ended December 31, 2006.

(3)	Shares of Common Stock over which the respective Reporting Person may be deemed to have shared voting and dispositive power.

(4)	Includes 8,798,633 shares held by Aladdin Partners, Inc. (the “Aladdin Partners “). Mr. Jeffrey S. Lorberbaum, as president and majority owner of ASL Management Corporation (“ASL”), the majority general partner of Aladdin Partners, may have sole voting and dispositive power with respect to all such shares. Includes 140,000 shares held by Cuddy Holdings LP (“Cuddy”). Mr. Jeffrey S. Lorberbaum, as president and majority owner of Helm Management Corporation (“Management Corp.”), the majority general partner of Cuddy, may have sole voting and dispositive power with respect to all such shares. Includes 201,961 shares held by the The Alan S. Lorberbaum Family Foundation (the “Foundation”) of which Mr. Jeffrey S. Lorberbaum is a trustee and thus may be deemed to share voting and dispositive power with respect to such shares. Includes 2,735,604 held by JMS Group Limited Partnership (“JMS, L.P.”). Mr. Jeffrey S. Lorberbaum, as a member SJL Management Company, LLC (“SJL, LLC”), the majority general partner of JMS, L.P., may have shared voting and dispositive power with respect to all such shares. Includes 194 shares held by Jeffrey S. Lorberbaum in an employer sponsored 401(k) plan, 20,800 shares issuable upon exercise of employee stock options which are exercisable within 60 days of this report and 206,567 shares directly held.

(5)	Includes 8,798,633 shares held by Aladdin Partners, 140,000 shares held by Cuddy, which Mr. Jeffrey S. Lorberbaum may have sole voting and dispositive power with respect to all such shares, 194 shares held in an employer sponsored 401(k) plan, 20,800 shares issuable upon exercise of employee stock options which are exercisable within 60 days of this report and 206,567 shares directly held.

(6)	Includes 2,735,604 held by JMS L.P. of which reporting person is a member of SJL, LLC, the general partner, and 201,961 shares held by the Foundation of which the reporting person is a trustee and thus may be deemed to share voting and dispositive power with respect to all such shares.

(7)	Includes 2,735,604 held by JMS L.P. of which Mark Lorberbaum is a member of SJL, LLC, the majority general partner of JMS, L.P., and as a result may have shared voting and dispositive power with respect to all such shares. Includes 201,961 shares held by the Foundation of which Mark Lorberbaum is one of the trustees and as a result may have shared voting and dispositive power with respect to all such shares. Includes 10,500 shares directly held and 3,815 shares held in the Mohawk 401(k) plan. Does not include 8,798,633 shares held by the Aladdin Partners, of which Mark Lorberbaum is a minority general partner, or the 140,000 shares held by Cuddy, which Mr. Jeffrey S. Lorberbaum may have sole voting and dispositive power with respect to all such shares.

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CUSIP NO. 60819010
(8)	Includes 3,815 shares held by Mark Lorberbaum in an employer sponsored 401(k) plan and 10,500 shares directly held.

(9)	Includes 2,735,604 held by JMS L.P. of which Suzanne Helen is a member of SJL, LLC, the majority general partner of JMS, L.P., and as a result may have shared voting and dispositive power with respect to all such shares. Includes 201,961 shares held by the Foundation of which Suzanne Helen is Chairperson and one of the trustees and as a result may have shared voting and dispositive power with respect to all such shares. Includes 5,100 shares held directly. Does not include 8,798,633 shares held by the Aladdin Partners, of which Suzanne Helen is a minority general partner, or the 140,000 shares held by Cuddy, which Mr. Jeffrey S. Lorberbaum may have sole voting and dispositive power with respect to all such shares.

(10)	Shares held by the Aladdin Partners. ASL, as the majority general partner of the Aladdin Partners, shares voting and dispositive power with respect to all such shares.

(11)	Shares held by JMS L.P. SJL, LLC, as the general partner of JMS L.P., shares voting and dispositive power with respect to all such shares.

(12)	Shares held by Cuddy. Management Corp., as the general partner of Cuddy, shares voting and dispositive power with respect to all such shares.